SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                              (Amendment No. 1)(1)

                           REGENT COMMUNICATIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   758865 10 9
                                   -----------
                                 (CUSIP Number)

                                           Copy to:
                                           --------
                                           Paul A. Gajer
William H. Ingram                          Rubin Baum Levin Constant & Friedman
c/o Waller-Sutton Management Group, Inc.   30 Rockefeller Plaza
One Rockefeller Plaza, Suite 3300          29th Floor
New York, New York 10020                   New York, New York 10112

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   May 6, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 758865 10 9            SCHEDULE 13D                 Page 2 of 6 Pages
================================================================================
1     NAME OF REPORTING PERSONS

      William H. Ingram

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a.  |_|
                                                                  b.  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)
                                                                      |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER
  Number of
   Shares               110,000 shares                                31.4%
Beneficially            --------------------------------------------------------
  Owned By        8     SHARED VOTING POWER
    Each
  Reporting             0 shares                                         0%
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER

                        110,000 shares                                31.4%
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                         0%
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      110,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.4%
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14    TYPE OF REPORTING PERSON*

      IN
================================================================================

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This statement, dated May 13, 1999, constitutes Amendment No. 1 to the Schedule 13D, dated March 4, 1999 (the "Schedule"), regarding the beneficial ownership of William H. Ingram, of the Common Stock of Regent Communications, Inc.

ITEM 1.     Security and Issuer

            The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Regent Communications, Inc., a Delaware corporation, which has its principal executive offices at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011 (the "Issuer").

ITEM 2.     Identity and Background

            William H. Ingram (the "Reporting Person"), a United States citizen, is the Chairman, Manager and a member of the Investment Committee of Waller-Sutton Media L.L.C. ("Waller-LLC"), the sole general partner of Waller-Sutton Media Partners, L.P. ("Waller-Sutton"). The Reporting Person's address is c/o Waller-Sutton Management Group, Inc., One Rockefeller Plaza, Suite 3300, New York, New York 10020. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

      The Reporting Person used personal funds to purchase the additional shares of the Series F Preferred Stock (as defined below).

ITEM 4.     Purpose of Transaction

            On June 15, 1998 the Reporting Person entered into a Purchase Agreement with Waller-Sutton and certain other purchasers (the "Other Purchasers") and the Issuer (the "Purchase Agreement"), pursuant to which the Reporting Person purchased certain shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock") and certain other securities of the Issuer, which purchases are described in the Schedule and the Exhibits thereto. In addition, the Purchase Agreement provided that the Reporting Person and the Other Purchasers would, under certain circumstances, become committed to purchase additional shares of Series F Preferred Stock, at one or more "Additional Closings," as more fully described in Item 4 of the Schedule and
Exhibit 1 thereto. On May 6, 1999, the Reporting Person purchased an additional 25,943 shares of Series F Preferred Stock for $129,715, which purchase was made at an Additional Closing.

      Each share of Series F Preferred Stock is convertible into one share of Common Stock (subject to adjustment as provided in the Issuer's certificate of incorporation).


                           - Page 3 of 6 Pages -

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following sets forth the aggregate number and percentage (based on 240,000 shares of Common Stock outstanding, as indicated on Schedule
5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 1998 (the "Issuer's Form 10-Q")) of shares of Common Stock owned beneficially by the Reporting Person, as of May 7, 1999:

                                            Shares of      Percentage of Shares
                                          Common Stock        of Common Stock
Name                                   Beneficially Owned   Beneficially Owned
----                                   ------------------   ------------------
William H. Ingram                        110,00 shares            31.4%

      The 110,000 shares of Common Stock beneficially owned by the Reporting consist of 100,000 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by the Reporting Person and 10,000 shares of Common Stock issuable upon exercise of a Warrant owned by the Reporting Person. Based upon 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 10-Q, the Reporting Person beneficially owns 31.4% of the Common Stock.

      Waller-Sutton and Waller-LLC, as Waller-Sutton's sole general partner, beneficially own a total of (i) 2,000,005 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by Waller-Sutton, (ii) 650,000 shares of Common Stock issuable upon exercise of warrant and (iii) 400,640 shares issuable upon conversion of shares of the Issuer's Series C Convertible Preferred Stock owned by Waller-Sutton which were purchased under the Purchase Agreement for an aggregate consideration of $9,640,025. The Reporting Person disclaims beneficial ownership of such shares of Series C Convertible Preferred Stock, Series F Preferred Stock and Common Stock. In addition, Waller-Sutton disclaims beneficial ownership of all the shares of the Issuer's capital stock owned by the Reporting Person.

            (b) The Reporting Person has sole power to vote and dispose of all of the shares of Series F Preferred Stock owned by the Reporting Person. However, the Reporting Person has entered into the Stockholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

            (c) The following is a description of all transactions in shares of Common Stock by the Reporting Person effected from February 23, 1999 through May 6, 1999, inclusive.

                                                            Number of shares
Name                            Date of Acquisition       Beneficially Acquired
----                            -------------------       ---------------------
William H. Ingram                      5/6/99                    25,943

            (d) Not Applicable.

            (e) Not Applicable.


                              - Page 4 of 6 Pages -

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Concurrently with the execution of the Purchase Agreement, the Reporting Person, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer entered into the Stockholders' Agreement, as described in the Schedule and Exhibit 4 thereto

ITEM 7.     Material to be Filed as Exhibits.

None.


                              - Page 5 of 6 Pages -

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: May 13, 1999

                                        By:   /s/ William H. Ingram
                                              ------------------------------
                                              Name:  William H. Ingram


                              - Page 6 of 6 Pages -